                                                                    EXHIBIT 99.2
                                                                    ------------

                                                            Corporate disclosure
                                                           [English Translation]
                                                               February 28, 2005



                 hanarotelecom incorporated
                 (FORMERLY, HANARO TELECOM, INC.)


                 NON-CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                 AND INDEPENDENT AUDITORS' REPORT

                          INDEPENDENT AUDITORS' REPORT

English Translation of a Report Originally Issued in Korean


To the Shareholders and Board of Directors of hanarotelecom incorporated :

We have audited the accompanying non-consolidated balance sheets of hanarotelecom incorporated (the "Company", formerly Hanaro Telecom, Inc.) as of December 31, 2004 and 2003, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2004 and 2003, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea (Note 2).

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.



Deloitte HanaAnjin LLC

Seoul, Korea
February 4, 2005






Notice to Readers

This report is effective as of February 4, 2005, the auditors' report date. Certain subsequent events or circumstances may have occurred between the auditors' report date and the time the auditors' report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors' report.

                           hanarotelecom incorporated
                        (FORMERLY HANARO TELECOM, INC.)

                        NON-CONSOLIDATED BALANCE SHEETS
                        -------------------------------

                        AS OF DECEMBER 31, 2004 AND 2003
                        --------------------------------

                                                                                                 Translation into
                                                                          Korean Won           U.S. Dollars (Note 2)
                                                                   -----------------------    -----------------------
                                                                      2004         2003          2004         2003
                                                                   ----------   ----------    ----------   ----------
                                                                        (In millions)              (In thousands)

ASSETS

CURRENT ASSETS:
 Cash and cash equivalents (Note 3)                                W  161,114   W  196,128    $  155,651   $  189,477
 Short-term financial instruments (Notes 4, 5 and 14)                 189,865      217,272       183,427      209,904
 Short-term investment securities (Note 6)                              1,120          273         1,082          264
 Trade receivables, net of allowance for doubtful
   accounts of W60,331 million in 2004 and W36,961
   million in 2003                                                    204,076      207,799       197,156      200,753
 Short-term loans, net of discount on present value of
   W209 million in 2004 and W596 million in 2003 (Note 9)               7,631       14,451         7,372       13,961
 Accounts receivable - other, net of allowance for doubtful
   accounts of W2,899 million in 2003                                     473        3,140           457        3,034
 Accrued income                                                         1,998        6,249         1,930        6,037
 Prepaid expenses                                                      13,188       21,921        12,741       21,178
 Prepaid income tax                                                     3,012        2,347         2,910        2,267
 Advanced payments                                                     26,816        1,548        25,907        1,496
 Forward exchange contracts (Note 16)                                       -          173             -          167
 Inventories                                                            1,841        1,270         1,778        1,226
                                                                   ----------   ----------    ----------   ----------
                                                                      611,134      672,571       590,411      649,764
                                                                   ----------   ----------    ----------   ----------

NON-CURRENT ASSETS:
 Long-term financial instruments (Notes 4 and 5)                            5            7             5            7
 Long-term investment securities (Note 7)                              27,776       24,984        26,834       24,137
 Investment securities using the equity method (Note 8)                14,532       20,338        14,039       19,648
 Long-term trade receivables, net of allowance for
   doubtful accounts of W535 million in 2004 and W680 million
   in 2003                                                              1,083        1,038         1,046        1,003
 Long-term loans, net of discount on present value of
   W2,709 million in 2004 and W2,525 million in 2003 (Note 9)          16,086       13,483        15,541       13,026
 Key-money deposits (Note 21)                                          72,514       45,180        70,055       43,648
 Long-term prepaid expenses                                            12,352       12,893        11,933       12,456
 Property and equipment, net (Notes 10, 12, 14 and 25)              2,362,686    2,542,994     2,282,568    2,456,762
 Intangibles (Notes 11 and 25)                                         54,266       48,434        52,426       46,791
                                                                   ----------   ----------    ----------   ----------
                                                                    2,561,300    2,709,351     2,474,447    2,617,478
                                                                   ----------   ----------    ----------   ----------
     Total Assets                                                  W3,172,434   W3,381,922    $3,064,858   $3,267,242
                                                                   ==========   ==========    ==========   ==========

(continued)
                           hanarotelecom incorporated
                         (FORMERLY HANARO TELECOM, INC.)

                   NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
                   -------------------------------------------

                        AS OF DECEMBER 31, 2004 AND 2003
                        --------------------------------

                                                                                                 Translation into
                                                                          Korean Won           U.S. Dollars (Note 2)
                                                                   -----------------------    -----------------------
                                                                     2004         2003          2004         2003
                                                                   ----------   ----------    ----------   ----------
                                                                        (In millions)              (In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Trade payables                                                    W   26,056   W   31,319    $   25,172   $   30,257
 Other accounts payable                                               139,528      116,686       134,797      112,729
 Short-term borrowings (Note 13)                                            -      163,000             -      157,473
 Advances received                                                      7,159        3,268         6,916        3,157
 Accrued expenses                                                      55,777       60,780        53,886       58,719
 Withholdings                                                          14,728       20,172        14,229       19,488
 Current portion of Asset Backed Securities payable  (Note 15)              -       32,510             -       31,408
 Current maturities of long-term debt, net of discount on
   debentures of W6,543 million in 2004 and W3,476 million
   in 2003, and present value discount of W1,698 million
   in 2003 (Notes 12 and 14)                                          413,526      352,226       399,503      340,282
 Forward exchange contracts (Note 16)                                  33,802            -        32,656            -
 Interest swap (Note 16)                                               17,623       13,058        17,025       12,615
 Deposits received                                                      1,699        1,785         1,642        1,724
                                                                   ----------   ----------    ----------   ----------
                                                                      709,898      794,804       685,826      767,852
                                                                   ----------   ----------    ----------   ----------

LONG-TERM LIABILITIES:
 Long-term debt, net of current portion (Note 14)                     399,154      242,523       385,619      234,299
 Debentures, net (Note 14)                                            189,518      481,753       183,091      465,417
 Long-term obligation under capital leases (Note 12)                   32,540       48,570        31,437       46,923
 Long-term advances received                                           13,143       14,315        12,697       13,830
 Accrued severance indemnities, net (Note 2)                           29,667       21,728        28,661       20,991
 Long-term deposits received                                           23,118       19,874        22,334       19,200
                                                                   ----------   ----------    ----------   ----------
                                                                      687,140      828,763       663,839      800,660
                                                                   ----------   ----------    ----------   -----------
     Total Liabilities                                              1,397,038    1,623,567     1,349,665    1,568,512
                                                                   ----------   ----------    ----------   ----------

SHAREHOLDERS' EQUITY (Note 17):
 Capital stock                                                      2,310,676    2,310,676     2,232,322    2,232,322
 Paid-in capital in excess of par value                               344,642      344,642       332,955      332,955
 Accumulated deficit                                                 (864,080)    (874,573)     (834,779)    (844,916)
 Capital adjustments:
  Stock compensation (Note 18)                                          7,227        5,916         6,982        5,715
  Valuation loss on available-for-sale securities, net                 (5,764)      (6,806)       (5,569)      (6,575)
  Valuation gain (loss) on investment securities using the
    equity method (Note 8)                                                318       (8,442)          307       (8,156)
  Valuation loss on interest swap (Note 16)                           (17,623)     (13,058)      (17,025)     (12,615)
                                                                   ----------   ----------    ----------   ----------
     Total Shareholders' Equity                                     1,775,396    1,758,355     1,715,193    1,698,730
                                                                   ----------   ----------    ----------   ----------
     Total Liabilities and Shareholders' Equity                    W3,172,434   W3,381,922    $3,064,858   $3,267,242
                                                                   ==========   ==========    ==========   ==========

        See accompanying notes to non-consolidated financial statements.

                           hanarotelecom incorporated
                         (FORMERLY HANARO TELECOM, INC.)

                   NON-CONSOLIDATED STATEMENTS OF OPERATIONS
                   -----------------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                 ----------------------------------------------

                                                                                                 Translation into
                                                                          Korean Won           U.S. Dollars (Note 2)
                                                                   -----------------------    -----------------------
                                                                      2004         2003          2004         2003
                                                                   ----------   ----------    ----------   ----------
                                                                    (In millions, except       (In thousands, except
                                                                      per share amount)          per share amount)

OPERATING REVENUE (Notes 21 and 25)                                W1,436,485   W1,375,336    $1,387,774   $1,328,699
OPERATING EXPENSES (Notes 19 and 21)                                1,322,464    1,300,129     1,277,619    1,256,042
                                                                   ----------   ----------    ----------   ----------
OPERATING INCOME                                                      114,021       75,207       110,155       72,657
                                                                   ----------   ----------    ----------   ----------

NON-OPERATING INCOME:
 Interest income                                                       18,146       18,220        17,531       17,602
 Gain on disposal of short-term investment securities                       -          315             -          304
 Gain on disposal of long-term investment securities                      108          145           104          140
 Gain on transaction of forward exchange contract  (Note 16)              242          343           234          331
 Gain on disposal of investment securities using the
   equity method (Note 8)                                                 664            -           642            -
 Gain on disposal of key-money deposits                                   224           57           216           55
 Gain on disposal of property and equipment                               876        1,093           846        1,056
 Gain on foreign currency transactions                                  1,404          267         1,356          258
 Gain on foreign currency translation                                  33,823           19        32,676           18
 Gain on valuation of forward exchange contract (Note 16)                   -          173             -          167
 Gain on early redemption of debentures (Note 14)                           -          870             -          841
 Other                                                                  6,416        5,140         6,199        4,967
                                                                   ----------   ----------    ----------   ----------
                                                                       61,903       26,642        59,804       25,739
                                                                   ----------   ----------    ----------   ----------
NON-OPERATING EXPENSES:
 Interest expense (Note 14)                                           100,882      139,328        97,461      134,603
 Asset Backed Securities payable expense (Note 15)                        490        9,028           473        8,722
 Loss on foreign currency transactions                                    354          764           342          738
 Loss on foreign currency translation                                      11          138            11          133
 Loss on disposal of short-term investment securities                      86        2,117            83        2,045
 Loss on valuation of trading securities                                    -          307             -          297
 Impairment loss on short-term investment securities (Note 6)             450          940           435          908
 Impairment loss on long-term investment securities (Note 7)            2,000        3,385         1,932        3,270
 Donations                                                                289          786           279          759
 Loss on valuation of investment securities using the
   equity method (Note 8)                                               3,840       31,826         3,710       30,747
 Loss on disposal of property and equipment                             1,239        1,319         1,197        1,274
 Loss on disuse of property and equipment (Note 10)                    20,726       61,333        20,023       59,253
 Loss on valuation of forward exchange contract (Note 16)              33,975            -        32,823            -
 Loss on transaction of forward exchange contract                         173            -           167            -
 Loss on early redemption of debentures (Note 14)                           -          308             -          298
 Other (Note 2)                                                           916       15,606           886       15,078
                                                                   ----------   ----------    ----------   ----------
                                                                      165,431      267,185       159,822      258,125
                                                                   ----------   ----------    ----------   ----------
ORDINARY INCOME (LOSS)                                                 10,493     (165,336)       10,137     (159,729)
EXTRAORDINARY ITEMS                                                         -            -             -            -
                                                                   ----------   ----------    ----------   ----------
INCOME (LOSS) BEFORE INCOME TAX                                        10,493     (165,336)       10,137     (159,729)
INCOME TAX EXPENSE (Note 20)                                                -            -             -            -
                                                                   ----------   ----------    ----------   ----------
NET INCOME (LOSS)                                                  W   10,493   W (165,336)   $   10,137   $ (159,729)
                                                                   ==========   ==========    ==========   ==========
ORDINARY INCOME (LOSS) PER SHARE (Note 2)                          W       23   W     (515)   $     0.02   $    (0.50)
                                                                   ==========   ==========    ==========   ==========
NET INCOME (LOSS) PER SHARE (Note 2)                               W       23   W     (515)   $     0.02   $    (0.50)
                                                                   ==========   ==========    ==========   ==========


        See accompanying notes to non-consolidated financial statements.

                           hanarotelecom incorporated
                        (FORMERLY HANARO TELECOM, INC.)

              NON-CONSOLIDATED STATEMENTS OF DISPOSITION OF DEFICIT
              -----------------------------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                 ----------------------------------------------



                                                                                          Translation into
                                                                     Korean Won         U.S. Dollars (Note 2)
                                                                ---------------------   ---------------------
                                                                  2004        2003        2004        2003
                                                                ---------   ---------   ---------   ---------
                                                                    (In millions)          (In thousands)

ACCUMULATED DEFICIT BEFORE DISPOSITION:
 Undisposed deficit carried over from prior year                W(874,573)  W(709,237)  $(844,916)  $(685,187)
 Net income (loss)                                                 10,493    (165,336)     10,137    (159,729)
                                                                ---------   ------ --   ---------   ---------
                                                                 (864,080)   (874,573)   (834,779)   (844,916)
DISPOSITION OF DEFICIT                                                  -           -           -           -
                                                                ---------   ---------   ---------   ---------
UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEAR     W(864,080)  W(874,573)  $(834,779)  $(844,916)
                                                                =========   =========   =========   =========


        See accompanying notes to non-consolidated financial statements.

                           hanarotelecom incorporated
                        (FORMERLY HANARO TELECOM, INC.)

                   NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                   -----------------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                 ----------------------------------------------

                                                                                          Translation into
                                                                    Korean Won          U.S. Dollars (Note 2)
                                                               ---------------------    ---------------------
                                                                 2004        2003         2004        2003
                                                               --------    ---------    --------    ---------
                                                                   (In millions)           (In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                             W 10,493    W(165,336)   $ 10,137    $(159,729)
                                                               --------    ---------    --------    ---------
 Addition of expenses not involving cash outflows:
  Stock compensation expense                                      1,311        1,375       1,267        1,328
  Provision for severance indemnities                            10,479       10,486      10,124       10,130
  Amortization of discount on debentures                         10,698       18,857      10,335       18,218
  Recognition of long-term accrued interest                           -        6,171           -        5,962
 Recognition of present value discount of long-term debt          4,983          408       4,814          394
  Employee fringe benefits                                        1,302          944       1,258          912
  Depreciation                                                  438,003      424,813     423,150      410,408
  Loss on foreign currency translation                               11          138          11          133
  Provision for doubtful accounts                                29,296       25,573      28,303       24,706
  Loss on valuation of trading securities                             -          307           -          297
  Loss on disposal of property and equipment                      1,239        1,319       1,197        1,274
  Impairment loss on short-term investment securities               450          940         435          908
  Impairment loss on long-term investment securities              2,000        3,385       1,932        3,270
  Loss on disposal of short-term investment securities               86        2,117          83        2,045
  Loss on valuation of investment securities using the
  equity method                                                   3,840       31,826       3,710       30,747
  Loss on disuse of property and equipment                       20,726       61,333      20,023       59,253
  Loss on early redemption of debentures                              -          308           -          298
  Loss on valuation of forward exchange contract                 33,975            -      32,823            -
  Ordinary development cost and other                               550          653         530          631
                                                               --------    ---------    --------    ---------
                                                                558,949      590,953     539,995      570,914
                                                               --------    ---------    --------    ---------

 Deduction of revenues not involving cash inflows:
  Gain on disposal of short-term investment securities                -          315           -          304
  Amortization of present value discount                          1,506        2,018       1,455        1,950
  Gain on valuation of forward exchange contract                      -          173           -          167
  Gain on disposal of property and equipment                        876        1,093         846        1,056
  Gain on disposal of long-term investment securities               108          145         104          140
  Gain on foreign currency translation                           33,823           19      32,676           18
  Gain on disposal of investment securities using the
  equity method                                                     664            -         642            -
  Gain on early redemption of debt                                    -          870           -          841
  Gain on disposal of key-money deposits                            224           57         216           55
                                                               --------    ---------    --------    ---------
                                                                 37,201        4,690      35,939        4,531
                                                               --------    ---------    --------    ---------

 Changes in assets and liabilities resulting from operations:
  Increase in trade receivables                                 (19,858)     (28,129)    (19,185)     (27,175)
  Decrease in accounts receivable-other                           6,677        2,790       6,451        2,695
  Decrease (Increase) in accrued income                           4,251       (1,267)      4,107       (1,224)
  Decrease (Increase) in prepaid expenses                        (1,601)       5,711      (1,547)       5,517
  Decrease (Increase) in prepaid income tax                        (666)       1,363        (644)       1,317
  Increase in advanced payments                                 (25,839)      (1,363)    (24,963)      (1,317)
  Increase in inventories                                       (31,707)     (32,209)    (30,632)     (31,117)
  Decrease in long-term trade receivables                           100            -          97            -
  Increase in forward exchange contract                               -       (1,888)          -       (1,824)
  Decrease in long-term prepaid expenses                            540        1,097         522        1,060
  Decrease in trade payables                                     (5,212)     (38,915)     (5,035)     (37,595)


          (continued)
                           hanarotelecom incorporated
                         (FORMERLY HANARO TELECOM, INC.)

              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              -----------------------------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                 ----------------------------------------------

                                                                                                Translation into
                                                                         Korean Won           U.S. Dollars (Note 2)
                                                                   ----------------------    ----------------------
                                                                     2004          2003         2004        2003
                                                                   ---------    ---------    ---------    ---------
                                                                        (In millions)            (In thousands)
 Changes in assets and liabilities resulting from operations:
  Increase (Decrease) in other accounts payable                    W  23,236    W (36,554)   $  22,448    $ (35,314)
  Increase in advances received                                        3,890          232        3,758          224
  Increase (Decrease) in accrued expenses                             (5,004)      16,985       (4,834)      16,409
  Increase (Decrease) in withholdings                                 (5,444)       7,242       (5,259)       6,996
  Write-off of trade receivables                                      (8,970)      (1,449)      (8,666)      (1,400)
  Increase (Decrease) in deposits received                               (78)       2,195          (75)       2,121
  Increase in long-term deposits received                              3,235        1,188        3,125        1,148
  Decrease in long-term advances received                             (1,173)      (1,189)      (1,133)      (1,149)
  Decrease in payments to National Pension                                22          138           21          133
  Payments of severance indemnities                                   (3,581)     (12,743)      (3,460)     (12,311)
                                                                   ---------    ---------    ---------    ---------
                                                                     (67,182)    (116,765)     (64,904)    (112,806)
                                                                   ---------    ---------    ---------    ---------
 Net cash flows provided by operating activities                    465,059       304,162      449,289      293,848
                                                                   ---------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Proceeds from disposal of short-term investment
  securities                                                             187       34,128          181       32,971
  Collection of short-term financial instruments                     774,718      839,767      748,447      811,291
  Redemption of short-term loans                                       6,311        6,760        6,097        6,531
  Redemption of long-term loans                                        1,280        2,734        1,237        2,641
  Proceeds from disposal of long-term investment
  securities                                                           9,000          406        8,695          392
  Withdrawal of long-term financial instruments                            3            -            3            -
  Refund of key-money deposits                                        14,642       19,815       14,145       19,143
  Proceeds from disposal of property and equipment                     8,207        9,270        7,929        8,956
  Acquisition of short-term financial instruments                   (747,310)    (925,316)    (721,969)    (893,939)
  Purchase of short-term investment securities                             -      (17,801)           -      (17,197)
  Extension of short-term loans                                         (414)        (596)        (400)        (576)
  Purchase of long-term investment securities                              -       (1,122)           -       (1,084)
  Acquisition of long-term financial instruments                          (1)          (2)          (1)          (2)
  Extension of long-term loans                                        (2,755)      (5,404)      (2,662)      (5,221)
  Payment of key-money deposits                                      (41,752)      (3,785)     (40,336)      (3,657)
  Acquisition of investment securities using the equity
      method                                                          (3,734)           -       (3,607)           -
  Acquisition of property and equipment                             (211,719)    (195,740)    (204,540)    (189,103)
  Payment of intangibles                                             (11,815)    (13,118)     (11,414)     (12,672)
                                                                   ---------    ---------    ---------    ---------
 Net cash flows used in investing activities                        (205,152)    (250,004)    (198,195)    (241,526)
                                                                   ---------    ---------    ---------    ---------


          (continued)
                           hanarotelecom incorporated
                         (FORMERLY HANARO TELECOM, INC.)

              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              -----------------------------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                 ----------------------------------------------

                                                                                         Translation into
                                                            Korean Won                 U.S. Dollars (Note 2)
                                                       -------------------------     -------------------------
                                                         2004            2003          2004            2003
                                                       ---------     -----------     ---------     -----------
                                                            (In millions)                 (In thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from short-term borrowings                  W       -     W   338,000     $       -     $   326,538
  Proceeds from long-term debt                           322,550         148,329       311,612         143,299
  Proceed from issuance of debentures                          -         261,013             -         252,162
  Proceeds from issuance of common stock                       -         565,889             -         546,700
  Repayment of short-term borrowings                    (163,000)       (230,000)     (157,473)       (222,201)
  Repayment of long-term debt                           (421,961)     (1,096,800)     (407,652)     (1,059,608)
  Decrease in Asset Backed Securities payable            (32,510)       (122,972)      (31,407)       (118,801)
                                                       ---------     -----------     ---------     -----------
 Net cash flows used in financing activities            (294,921)       (136,541)     (284,920)       (131,911)
                                                       ---------     -----------     ---------     -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                (35,014)        (82,383)      (33,826)        (79,589)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR             196,128         278,511       189,477         269,066
                                                       ---------     -----------     ---------     -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                 W 161,114     W   196,128     $ 155,651     $   189,477
                                                       =========     ===========     =========     ===========

     (continued)
                           hanarotelecom incorporated
                         (FORMERLY HANARO TELECOM, INC.)

              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              -----------------------------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                 ----------------------------------------------

               SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
               -------------------------------------------------

                                                                                            Translation into
                                                                      Korean Won          U.S. Dollars (Note 2)
                                                                  --------------------    ---------------------
                                                                    2004        2003        2004         2003
                                                                  --------    --------    --------     --------
                                                                      (In millions)           (In thousands)

TRANSACTIONS NOT INVOLVING CASH:
 Transfer of long-term loans to current portion                   W  4,795    W 13,830    $  4,632     $ 13,361
 Transfer of inventories to property and equipment                  31,480      41,801      30,413       40,384
 Transfer of debentures to current portion                         306,000     264,688     295,624      255,712
 Transfer of long-term debt to current portion                      72,956     103,271      70,482       99,769
 Transfer of long-term obligation under capital lease to
   current portion                                                  53,108      87,297      51,307       84,345
 Transfer of Asset Backed Securities payable to current
   portion                                                               -      32,510           -       31,408
 Recognition of loss on valuation of available-for-sale
   securities as capital adjustments                                   681       3,496         658        3,377
 Transfer of investments securities using the equity
   method to long-term investment securities                        16,935           -      16,361            -
 Transfer of prepaid expenses to present value discount of
   long-term debt                                                   10,561           -      10,203            -
 Acquisition of property and equipment under long-term
   lease obligation                                                 37,731      98,230      36,452       94,899
 Transfer of other current liabilities to long-term
   deposits received                                                     -      17,121           -       16,540
 Recognition of loss on valuation of investment
   securities using the equity method as capital adjustments             -       8,442           -        8,156
 Transfer of provision for severance indemnities  to
   construction in progress                                            620       1,301         599        1,257
 Transfer of depreciation to construction in progress                  154         456         149          441
 Transfer of long-term investment securities to investment
   securities using the equity method                                1,900      19,809       1,836       19,137


        See accompanying notes to non-consolidated financial statements.

                           hanarotelecom incorporated
                         (FORMERLY HANARO TELECOM, INC.)

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

                           DECEMBER 31, 2004 AND 2003
                           --------------------------

1.   GENERAL:
     --------

hanarotelecom incorporated (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued American Depository Receipts ("ADRs") on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

The Company commenced providing local call and high-speed data access, internet and multimedia access, on April 1, 1999 and is providing services in 83 cities, including Seoul, Pusan, Ulsan and Incheon, and 51 counties as of December 31, 2004. On December 12, 2002, the Company received a license to provide domestic long-distance calls and international calls from the MIC, and commenced providing the service from July 1, 2004. Also, on January 31, 2005, the Company's application for the license to provide wireless broadband ("WiBro") services was approved by the MIC.

The Company's headquarters is located in Joong-Gu, Seoul. The Company has 26 domestic branches and also has invested in several companies such as Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc., and Hanaro Dream Inc. in order to facilitate and strengthen its services.

The Company changed its official company name into "hanarotelecom incorporated" from "HANARO TELECOM, INC." at the board of directors' meeting held on October 29, 2004.

As of December 31, 2004, the shareholders of the Company are as follows:

                                                                     Percentage of
                                                 Number of shares    ownership (%)
                                                 ----------------    -------------

Newbridge Asia HT, L.P.                             49,535,799           10.72
AIF II NT, Ltd.                                     38,456,250            8.32
Korea Investment Trust Co., Ltd                     28,540,408            6.18
AOF NT, Ltd.                                        24,721,875            5.35
SK Telecom                                          22,090,000            4.78
United Classic Investment Limited                   20,392,746            4.41
Dacom Corporation                                   14,570,565            3.15
HT Holding IX, L.P.                                 12,818,750            2.77
Daewoo Securities Co., Ltd.                         12,000,000            2.60
Employee stock ownership association                 2,673,628            0.58
Others                                             236,335,159           51.14
                                                 ----------------    -------------
                                                   462,135,180          100.00
                                                 ================    =============


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Basis of Presentation
---------------------

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of W1,035.10 to US$ 1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards
--------------------------------------------------------------------

The Company newly adopted the Statements of Korea Accounting Standards ("SKAS") No. 13-"Troubled Debt Restructurings", effective from January 1, 2004, and certain amounts and accounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

Revenue Recognition
-------------------

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

Short-term Financial Instruments
--------------------------------

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Allowance for Doubtful Accounts
-------------------------------

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the years ended December 31, 2004 and 2003 are as follows (won in millions):

                                                Amount
                                          -------------------
                                           2004        2003
                                          -------     -------

          Beginning of year               W40,540     W16,416
          Provision                        29,296      25,573
          Write-offs                       (8,970)     (1,449)
                                          -------     -------
          End of year                     W60,866     W40,540
                                          =======     =======

The Company reclassified the trade receivables against Onse Telecom into long-term trade receivables due to the court arrangement of debt and accordingly, recorded the difference between the trade receivables and the discounted present value as provision for doubtful accounts in 2003.

Inventories
-----------

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities Other than those Accounted for Using the Equity Method
----------------------------------------------------------------------------

(1)  Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2)  Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries. Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount.

The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3)  Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method
---------------------------------------------

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Valuation of Assets and Liabilities at Present Value
----------------------------------------------------

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment
----------------------

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                 Estimated useful lives
                                                 ----------------------

             Buildings and structures                   40 years
             Machinery                                 6~15 years
             Vehicles and other                          4 years


The Company changed the useful lives of tangible assets, effective from January 1, 2004, to improve financial soundness and usefulness of accounting information, considering the rapid changes of technologies in the telecommunication industry, the Company's accumulated business experience and the average useful lives used by companies in the same industry. Such changes in accounting estimates increased the Company's depreciation by W8 million for the year ended December 31, 2004, in comparison with the calculation applying the previous useful lives. The changes in the estimated useful lives are as follows:


                                    Previous useful lives      Revised useful lives
                                    ---------------------      --------------------

Buildings and structures                  50 years                   40 years
Machinery (duct line)                      8 years                   15 years
Machinery (terminal equipment)             8 years                    6 years
Vehicles and other                        5~8 years                   4 years


Capitalization of Financing Costs
---------------------------------

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7.

Leases
------

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles
-----------

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                                     Estimated Useful Lives
                                                     ----------------------

             Goodwill                                          5 years
             Property rights of industry                    5-20 years
             Cable line usage rights                          20 years
             Land rights                                      20 years
             Development costs                                 1 year


Discounts on Debentures
-----------------------

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities
-----------------------------

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W29,792 million and W21,874 million as of December 31, 2004 and 2003, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W125 million and W146 million as of December 31, 2004 and 2003, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2004 and 2003 are as follows (won in millions):

                                                Amount
                                          --------------------
                                           2004         2003
                                          -------     --------

          Beginning of year               W21,874     W 22,341
          Severance payments               (3,581)     (12,743)
                                          -------     --------
                                           18,293        9,598
          Provision                        11,499       12,276
                                          -------     --------
          End of year                     W29,792     W 21,874
                                          =======     ========


In 2003, the Company paid retirement bonus amounting to W4,513 million in addition to the normal severance payment. The retirement bonus was recorded as non-operating expense-other.

Accounting for Foreign Currency Transactions and Translation
------------------------------------------------------------

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,035.00 and W1,192.60 to US$1.00 at December 31, 2004 and 2003, respectively.

Income Tax
----------

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).

Stock Compensation Expense
--------------------------

The Company values stock options granted in 2004 using the fair value method (binomial option pricing model). Also, the Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (minimum value method) for the stock options granted in 2000. The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 18).

Net Income (Loss) Per Share
---------------------------

Net income (loss) per share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the years ended December 31, 2004 and 2003 was 462,135 thousand shares and 321,310 thousand shares, respectively.


3.   CASH AND CASH EQUIVALENTS:
     --------------------------

Cash and cash equivalents as of December 31, 2004 and 2003 are as follows (won in millions):

                                 Interest rate per annum (%)           Amount
                                 ---------------------------    --------------------
                                             2004                 2004        2003
                                 ---------------------------    --------    --------

Cash on hand                                 -                  W      1    W      1
Passbook accounts                           0.1                    1,120       1,894
Time deposits                            3.35 ~ 3.55              37,000           -
Commercial paper                         2.85 ~ 4.1               11,586     194,233
Money market fund                        3.2 ~ 3.53               96,407           -
Repurchase agreements                        3.5                   5,000           -
Certificate of deposit                       3.4                  10,000           -
                                                                --------    --------
                                                                W161,114    W196,128
                                                                ========    ========


4.   SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:
     -----------------------------------------------

(1) Short-term financial instruments as of December 31, 2004 and 2003 are as follows (won in millions):

                                 Interest rate per annum (%)           Amount
                                 ---------------------------    --------------------
                                             2004                 2004        2003
                                 ---------------------------    -------     --------

Time deposits                             2.9 ~ 4.6             W140,154    W183,520
Certificate of deposit                    3.4 ~ 3.5               15,000           -
Commercial paper                             2.85                  5,190           -
Money market deposit account                  -                        -      26,752
Repurchase agreements                     3.4 ~ 4.7               29,521       7,000
                                                                --------    --------
                                                                W189,865    W217,272
                                                                ========    ========


(2) Long-term financial instruments as of December 31, 2004 and 2003 are as follows (won in millions):

                                 Interest rate per annum (%)        Amount
                                 ---------------------------    ------------
                                            2004                2004    2003
                                 ---------------------------    ----    ----

Deposits for checking accounts                -                  W5      W7



5.   RESTRICTED DEPOSITS:
     --------------------

As of December 31, 2004 and 2003, the following deposits are subject to withdrawal restriction as guarantee for the payment of borrowings, checking accounts and other reasons (won in millions).

                                                     Amount
                                              --------------------
                                                2004        2003
                                              --------    --------

  Short-term financial instruments            W116,817    W212,272
  Long-term financial instruments                    5           7
                                              --------    --------
                                              W116,822    W212,279
                                              ========    ========



6.   SHORT-TERM INVESTMENT SECURITIES:
     ---------------------------------

Short-term investment securities as of December 31, 2004 and 2003 are as follows (won in millions):

                                                  2004                             2003
                                     -----------------------------   -----------------------------
                                     Acquisition cost   Book value   Acquisition cost   Book value
                                     ----------------   ----------   ----------------   ----------

Trading securities:
 Money market funds                       W    -          W    -          W  579           W273

Held-to-maturity securities:
 Collateralized bond obligation            1,570           1,120           1,540              -
                                     ----------------   ----------   ----------------   ----------
                                          W1,570          W1,120          W2,119           W273
                                     ================   ==========   ================   ==========

The Company recorded W450 million and W940 million of impairment loss on short-term investment securities for the years ended December 31, 2004 and 2003, respectively.

7.   LONG-TERM INVESTMENT SECURITIES:
     --------------------------------

(1) Long-term investment securities as of December 31, 2004 and 2003 consist of the following (won in millions):

                                                                        2004                          2003
                                                              ------------------------     -------------------------
                                                                Ownership                    Ownership
                                                              percentage (%)    Amount     percentage (%)    Amount
                                                              --------------    -------    --------------    -------

Available-for-sale securities:
 Listed equity securities:
  LG Telecom, Ltd.                                                  0.37        W 4,143         0.37         W 3,764
  Summit Technology Co., Ltd.                                          -              -         0.63              11
  Netsecure Technology, Inc.                                        0.38             18         2.35             108
  C.C.S., Inc.                                                      7.22          1,698         7.22           1,894
                                                                                -------                      -------
                                                                                  5,859                        5,777
                                                                                -------                      -------
 Investments in affiliates (unlisted equity securities):
  Hanaro Telecom & Internet Information, Inc.                          -              -        99.99           1,900
  Hanaro Telecom America, Inc.                                    100.00              -       100.00              23
  M-Commerce Co., Ltd.                                             30.29              -        30.29               -
                                                                                -------
                                                                                      -                        1,923
                                                                                -------
 Other non-listed equity securities:
  Korea Information Assurance, Inc.                                 0.47        W   100         0.47         W   100
  Dreamline Corp.                                                  14.18         16,935            -               -
  CCR Inc.                                                          2.08            484         2.08             484
  Dauinternet, Inc.                                                 0.71             28         0.71              28
  Korea Digital Cable Media Center                                  4.32            500       11.24              500
  Others                                                                          1,256                        2,734
                                                                                -------                      -------
                                                                                 19,303                        3,846
                                                                                -------                      -------
 Investments in funds:
  Engineering Benevolent Association                                0.03             14         0.03              14
  KDBC Hanaro Interventure Fund                                    31.00          2,598        31.00           3,100
                                                                                -------                      -------
                                                                                  2,612                        3,114
                                                                                -------                      -------
                                                                                 27,774                       14,660
                                                                                -------                      -------
Held-to-maturity securities:
 Investments in funds:
  Hana Dream Limited Co.                                               -              -         5.00               1
  Hanafos Securitization Specialty Co., Ltd.                           -              -         2.00               -
                                                                                -------
                                                                                      -                            1
                                                                                -------
 Debt securities:
  G.P.S. Korea Inc.                                                                   2                            2
  Hanafos Securitization Specialty Co., Ltd.                                          -                        9,000
  Best Pool Securitization Specialty Co., Ltd.                                        -                          201
  New KB STAR Guarantee ABS Specialty Co., Ltd.                                       -                        1,120
                                                                                -------                      -------
                                                                                      2                       10,323
                                                                                -------                      -------
                                                                                      2                       10,324
                                                                                -------                      -------
                                                                                W27,776                      W24,984
                                                                                =======                      =======

(2) Listed equity securities as of December 31, 2004 and 2003 are as follows (won in millions):

                                              2004                              2003
                                ------------------------------    ------------------------------
                                Acquisition cost    Fair value    Acquisition cost    Fair value
                                ----------------    ----------    ----------------    ----------

LG Telecom Co., Ltd.                W 5,396           W4,143          W 5,396           W3,764
Summit Technology Co., Ltd.               -                -              800               11
Netsecure Technology, Inc.            1,399               18            1,399              108
C.C.S., Inc.                          4,740            1,698            4,740            1,894
                                ----------------    ----------    ----------------    ----------
                                    W11,535           W5,859          W12,335           W5,777
                                ================    ==========    ================    ==========

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments.

(3) Investments in affiliates as of December 31, 2004 and 2003 are as follows (won in millions):

                                                         2004                         2003
                                -------------------------------------------------   ----------
                                Acquisition cost    Net asset value    Book value   Book value
                                ----------------    ---------------    ----------   ----------

Hanaro Telecom & Internet
 Information, Inc.                  W     -              W  -              W-          1,900
Hanaro Telecom America, Inc.             23                 -               -             23
M-Commerce Co., Ltd.                  4,585                 -               -              -
Others                                1,440               133               -              -
                                ----------------    ---------------    ----------   ----------
                                     W6,048              W133              W-         W1,923
                                ================    ===============    ==========   ==========

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than W7,000 million as of the prior year end. Also, investments in affiliates of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss of W23 million of impairment loss on long-term investment securities charged to current operations for the year ended December 31, 2004.


(4) Other non-listed equity securities as of December 31, 2004 and 2003 are as follows (won in millions):

                                                                 2004                          2003
                                       -------------------------------------------------    ----------
                                       Acquisition cost    Net asset value    Book Value    Book Value
                                       ----------------    ---------------    ----------    ----------

Korea Information Assurance, Inc.           W   100            W    81          W   100       W  100
Dreamline Corp.                              39,530             18,837           16,935            -
CCR Inc.                                      1,780                277              484          484
Dauinternet, Inc.                             1,100                 20               28           28
Korea Digital Cable Media Center                500                426              500          500
Others                                        6,606              1,351            1,256        2,734
                                       ----------------    ---------------    ----------    ----------
                                            W49,616            W20,992          W19,303       W3,846
                                       ================    ===============    ==========    ==========

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss of W1,977 million and W3,385 million of impairment loss on long-term investment securities charged to current operations for the years ended December 31, 2004 and 2003, respectively.


(5) Debt securities as of December 31, 2004 and 2003 are as follows (won in millions):

                                                                 2004                             2003
                                                 ------------------------------   ------------------------------
                                                 Acquisition cost    Book value   Acquisition cost    Book value
                                                 ----------------    ----------   ----------------    ----------

Corporate bonds:
 G.P.S. Korea Inc.                                     W2                W2            W     2          W    2
Subordinate debt investments:
 Hanafos Securitization Specialty Co., Ltd.             -                 -              9,000            9,000
 Best Pool Securitization Specialty Co., Ltd.           -                 -                450              201
 New KB STAR Guarantee ABS Specialty  Co., Ltd.         -                 -              1,120            1,120
                                                 ----------------    ----------   ----------------    ----------
                                                       W2                W2            W10,572          W10,323
                                                 ================    ==========   ================    ==========


8.   INVESTMENT SECURITIES USING THE EQUITY METHOD:
     ----------------------------------------------

(1) Investment securities using the equity method as of December 31, 2004 and 2003 are as follows (won in millions):

                                                  2004                            2003
                                    ----------------------------    ---------------------------
                                      Ownership                      Ownership
                                    percentage (%)    Book value    percentage (%)   Book value
                                    --------------    ----------    --------------   ----------

Dreamline Corp.                              -         W     -         26.28          W 8,465
Hanaro Web (n) TV                        49.00           3,581         90.91            8,918
Hanaro Realty Development &
  Management Co., Ltd.                   99.99           3,108         99.99            2,955
Hanaro Telecom & Internet
  Information, Inc.                      99.99             622             -                -
Hanaro Dream, Inc.                       57.02           4,130             -                -
Media Holdings, Inc.                    100.00           3,091             -                -
                                                      ----------                     ----------
                                                       W14,532                        W20,338
                                                      ==========                     ==========


The Company reclassified the investment securities of Hanaro Telephone & Internet Information, Inc. into investment securities using the equity method from long-term investment securities considering the significant decrease of its net assets as of December 31, 2004, and reclassified investment securities of Dreamline Corp. Inc. into long-term investment securities from investment securities using the equity method due to the decrease of ownership percentage to less than 20% as of December 31, 2004.

The Company purchased Hanaro Dream, Inc.'s and Media Holdings, Inc.'s stocks for the year ended December 31, 2004 and recorded the investment securities using the equity method.

Also, the Company disposed of stocks of Hanaro Web (n) TV (ownership percentage of 42%) to Media Holdings, Inc. and recorded W664 million of gain on disposal of investment securities using the equity method for the year ended December 31, 2004.

(2) Gain (loss) on valuation of equity securities for the years ended December 31, 2004 and 2003 is as follows (won in millions):

                                                                   Amount
                            --------------------------------------------------------------------------------------
                            Acquisition   Net asset   Beginning                             Capital
         2004                  cost         value     of period   Disposal   Gain (Loss)   adjustment   Book value
-------------------------   -----------   ---------   ---------   --------   -----------   ----------   ----------

Hanaro Web (n) TV             W17,310      W 3,581     W 8,917    W(3,530)     W(1,806)       W  -       W 3,581
Hanaro Realty
 Development &
 Management Co., Ltd.          2,500         3,108       2,955          -          153           -         3,108
Hanaro Telecom & Internet
 Information, Inc.              1,900          622           -          -       (1,278)          -           622
Hanaro Dream, Inc.              3,680        3,345           -          -          195         255         4,130
Media Holdings, Inc.            4,195        3,091           -          -       (1,104)          -         3,091
                            -----------   ---------   ---------   -------    -----------   ----------   ----------
                              W29,585      W13,747     W11,872    W(3,530)     W(3,840)       W255       W14,532
                            ===========   =========   =========   ========   ===========   ==========   ==========


                                                             Amount
                            ---------------------------------------------------------------------------
                            Acquisition   Net asset   Beginning                  Capital
           2003                 cost        value     of period   Gain (Loss)   adjustment   Book value
-------------------------   -----------   ---------   ---------   -----------   ----------   ----------

Dreamline Corp.               W39,530      W24,348     W40,796     W(23,773)     W(8,557)      W8,466
Hanaro Web (n) TV              17,310        5,888           -       (8,508)         115        8,917
Hanaro Realty Development
 & Management Co., Ltd.         2,500        2,955           -          455            -        2,955
                            -----------   ---------   ---------   -----    --   ----------   ----------
                              W59,340      W33,191     W40,796     W(31,826)     W(8,442)     W20,338
                            ===========   =========   =========   ===========   ==========   ==========

(3) Changes in the difference between acquisition cost and net asset value at time of acquisition for the year ended December 31, 2004 are as follows (won in millions):

                                 Beginning
                                  of year     Increase    Disposal    Amortization     End of year
                                 ---------    --------    --------    -------------    -----------

     Hanaro Web (n) TV            W3,030       W    -      W(349)        W(2,681)         W  -
     Hanaro Dream, Inc.                -          873          -             (87)          786
     Media Holdings, Inc.              -          960          -            (960)            -
                                 ---------    --------    --------    -------------    -----------
                                  W3,030       W1,833      W(349)        W(3,728)         W786
                                 =========    ========    ========    =============    ===========


9.   LOANS TO EMPLOYEES:
     -------------------

Short-term and long-term loans to employees as of December 31, 2004 and 2003 are as follows (won in millions):


                                             Interest rate              2004                       2003
                                                  per         -----------------------    -----------------------
                                               annum (%)      Short-term    Long-term    Short-term    Long-term
                                             -------------    ----------    ---------    ----------    ---------

Loans to employees for share ownership             -            W4,486       W 8,634       W 8,808      W 4,588
Loans to employees for housing                   2.0             1,524         8,450         1,382        8,226
Other                                              -               128            67            98           41
                                                              ----------    ---------    ----------    ---------
                                                                 6,138        17,151        10,288       12,855
 Less: discount on present value                                  (149)       (2,495)         (401)      (2,069)
                                                              ----------    ---------    ----------    ---------
                                                                W5,989       W14,656       W 9,887      W10,786
                                                              ==========    =========    ==========    =========



10.  PROPERTY AND EQUIPMENT:
     -----------------------

Changes in property and equipment for the year end December 31, 2004 are as follows (won in millions):

                                                              Amount
                                    ---------------------------------------------------
                                    Beginning of
                                       year         Increase    Decrease    End of year
                                    ------------    --------    --------    -----------

Land                                 W  155,194     W  7,584    W      -     W  162,778
Buildings                               300,429        7,998         177        308,250
Structures                                  192            -           -            192
Machinery                             3,287,080      259,229      52,099      3,494,210
Vehicles                                    344            -          38            306
Other                                    45,331        7,841       9,801         43,371
Construction in progress                 23,848       69,551      70,698         22,701
Machinery in transit                         61          394         194            261
                                    ------------    --------    --------    -----------
                                      3,812,479      352,597     133,007      4,032,069
                                    ------------    --------    --------    -----------

Less: Accumulated depreciation
 Buildings                               22,475        8,457          15         30,917
 Structures                                  16            5           -             21
 Machinery                            1,222,402      407,678      24,080      1,606,000
 Vehicles                                   167          176          37            306
 Other                                   24,425       16,006       8,292         32,139
                                    ------------    --------    --------    -----------
                                      1,269,485      432,322      32,424      1,669,383
                                    ------------    --------    --------    -----------
                                     W2,542,994                              W2,362,686
                                    ============                            ===========


Depreciable assets are insured for fire and other casualty losses up to W2,296,181 million as of December 31, 2004.

The market value of the Company's land based on the official price of land (published by the Ministry of Construction and Traffic) is W176,977 million as of December 31, 2004.

The Company recorded W20,726 million and W61,333 million of loss on disuse of property and equipment for the years ended December 31, 2004 and 2003, respectively, due to discontinuance of service, decrease of customer demand and deterioration of certain machinery.


11.  INTANGIBLES:
     ------------

(1) Changes in intangibles for the year ended December 31, 2004 are as follows (won in millions):


                                    Beginning of year    Acquisition    Amortization    End of year
                                    -----------------    -----------    ------------    -----------

Goodwill                                 W   257           W 5,471        W   738         W 4,990
Intellectual proprietary rights                8                 -              7               1
Cable line usage rights                   45,387             4,969          2,609          47,747
Development costs                          2,716             1,375          2,625           1,466
Land rights                                   66                 -              4              62
                                    -----------------    -----------    ------------    -----------
                                         W48,434           W11,815         W5,983         W54,266
                                    =================    ===========    ============    ===========


(2) W3,960 million and W4,891 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2004 and 2003, respectively.



12.  LEASES:
     ------

(1) The Company has operating lease agreements for the rights to use automobiles with Avis Rent A Car Co. The payment schedule for the operating leases is as follows (won in millions):


                      Year                Amount
                      ----                ------

                      2005                W  884
                      2006                   484
                      2007                    75
                                          ------
                                          W1,443
                                          ======



(2) The Company also has capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp., Star Leases Co., Ltd., Korea Development Leases Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2004, the acquisition cost of machinery and equipment under capital leases was W175,336 million and depreciation expense related to these capital leases for the years ended December 31, 2004 and 2003 amount to W19,719 million and W20,071 million, respectively.

     The future annual payments under these capital lease agreements as of December 31, 2004 are as follows (won in millions):

                                    Amount
                             ------------------------------------
          Year               Principal      Interest       Total
          ----               ---------      --------      -------

          2005               W 47,313        W3,516       W50,829
          2006                 23,496         1,200        24,696
          2007                  8,899           226         9,125
          2008                    145             3           148
                             --------       --------      -------
                               79,853        W4,945       W84,798
                                            ========      =======
Less: Current portion         (47,313)
                             --------
                             W 32,540
                             ========


13.  SHORT-TERM BORROWINGS:
     -----------------------

Short-term borrowings as of December 31, 2004 and 2003 are as follows (won in millions):

                                     Interest rate per annum (%)         Amount
                                     ---------------------------    ----------------
                                                 2004               2004      2003
                                     ---------------------------    ----    --------

General loans                                     -                  W-     W  3,000
Syndication loans                                 -                   -       60,000
Issuance of commercial paper                      -                   -      100,000
                                                                    ---     --------
                                                                     W-     W163,000
                                                                    ===     ========



14.  LONG-TERM DEBT AND DEBENTURES:
     -------------------------------

(1) Long-term debt in local currency as of December 31, 2004 and 2003 is as follows (won in millions):

                                     Interest rate per annum (%)            Amount
                                     ---------------------------    --------------------
                                                2004                   2004       2003
                                     ---------------------------    --------    --------

Information promotion fund                   3.78 ~ 7.25            W 66,651    W163,813
General loans                                    6.99                 40,000      55,000
Syndication loans                            6.61 ~ 6.80             102,304      24,952
Asset backed loan (ABL)                           -                        -      25,902
                                                                    --------    --------
                                                                     208,955     269,667
Less: Current portion                                                (66,756)    (98,970)
      Discount on present value                                       (2,691)       (844)
                                                                    --------    --------
                                                                    W139,508    W169,853
                                                                    ========    ========


On April 18, 2002, the Company transferred the beneficiary certificates of W207,000 million for the trust amount of W226,800 million issued by Kookmin Bank to Hana Dream Limited Co.("Hanadream") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans ("ABL") amounting to W207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The ABL repayment was completed as of December 31, 2004 and W398 million was recorded as interest expense for the year ended December 31, 2004.

(2) Long-term debt in foreign currency as of December 31, 2004 and 2003 is as follows (won in millions, dollar in thousands):


                                     Interest rate per annum(%)        U.S. dollars          Won equivalent
                                     --------------------------    -------------------    -------------------
                                                2004                 2004        2003      2004        2003
                                     --------------------------    --------    -------    --------    -------

Syndication loans                               5.54               $258,568    $63,065    W267,618    W75,212
Less: Discount on present value                                      (7,703)    (2,131)     (7,972)    (2,542)
                                                                   --------    -------    --------    -------
                                                                   $250,865    $60,934    W259,646    W72,670
                                                                   ========    =======    ========    =======


(3) Debentures as of December 31, 2004 and 2003 are as follows (won in millions):

                                                                       Amount
                                                              -----------------------
                Interest rate per annum (%)        Due           2004          2003
                ---------------------------     ---------     ---------     ---------

        15th                 -                  2000~2003     W       -     W  15,000
       17-1st                -                  2002~2004             -        60,000
       17-2nd                -                  2002~2004             -        40,000
       19-1st                -                  2002~2004             -        80,000
       19-2nd              6.00                 2002~2005        20,000        20,000
        20th               5.42                 2002~2005       100,000       100,000
        21st               6.00                 2002~2005       170,000       170,000
        23rd               6.00                 2003~2006       190,000       190,000
        24th               8.59                 2003~2005        16,000        16,000
                                                              ---------     ---------
                                                                496,000       691,000
     Less: Current portion                                     (306,000)     (195,000)
            Discount on present value                              (482)      (14,247)
                                                              ---------     ---------
                                                              W 189,518     W 481,753
                                                              =========     =========



     On September 2, 2003, the Company early repaid bonds with stock warrants ("18th debenture") and recorded W870 million of gain on early redemption of debentures. The warrants on the bonds with stock warrants is US$ 15,000 thousand (3,963,600 shares) and may be exercised until January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00.

     As of December 31, 2004, for the warrants on the bonds with stock warrants ("13th debenture"), US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised and exercisable until February 6, 2006.

     During 2003, the Company early repaid W20,000 million of 1st debenture to reduce interest expense burden and recorded W308 million of loss on early redemption of debentures.

(4) On November 13, 2003, the Company entered into the syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan agreement approximates to W720 billion (won currency loan of W224,684 million and US$ currency loan of US$ 416,232 thousand), which includes term loan of W660 billion with a maturity of five years and revolving loan of W60 billion. The outstanding balance of this syndication loan as of December 31, 2004 is W369,922 million (long-term debt in local currency of W102,304 million and long-term debt in foreign currency of W267,618 million).

     In relation to the above syndication loan, the Company's buildings are pledged as collateral up to W531,411 million and machinery of which book value is W1,702,960 million as of September 30, 2004 are provided as assignable mortgage; and some intellectual property rights are pledged as collateral.

(5) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of December 31, 2004 is as follows (won in millions and dollar in thousands):

                                                         Long-term debt in
                               Long-term debt             oreign currency
     Year     Debentures     in local currency     U.S. dollar     Won equivalent      Total
     ----     ----------     -----------------     -----------     --------------     --------

     2005      W306,000          W 66,756            $      -         W      -        W372,756
     2006       190,000            37,877              38,785           40,143         268,020
     2007             -            50,360             103,427          107,047         157,407
     2008             -            52,377             116,356          120,428         172,805
     2009             -             1,585                     -              -           1,585
              ----------     -----------------     -----------     -------------      --------
               W496,000          W208,955            $258,568         W267,618        W972,573
              ==========     =================     ===========     =============      ========


(6) Other than collateral provided to the syndication loan consortium described in the Note 14(4), property and equipment of W80,566 million and short-term financial instruments of W34,410 million are pledged as collateral for short-term and long-term debt and debentures as of December 31, 2004.

(7) According to the covenants, debentures of 19-2nd, 20th, 21st and 23rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose of its property and equipment more than the amount of W750 billion ~ W1,000 billion in each fiscal year.


15.  ASSET BACKED SECURITIES PAYABLE:
     --------------------------------

In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities ("ABS") amounting to W309,000 million on October 31, 2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. The ABS repayment was completed as of December 31, 2004 and W490 million was recorded as asset backed securities payable expense for the year ended December 31, 2004.


16.  DERIVATIVES:
     -------------

(1)  Swap Contract

With reference to the Company's issuance of the 20th debenture (Floating Rate
Note) and syndication loan in foreign currency, the Company entered into swap contracts (fixed interest rate) with Industrial Bank of Korea (IBK) and Korea Development Bank (KDB) to hedge the risk of floating interest rates. In relation to the valuation of these swap contracts, the Company recorded W17,623 million of valuation loss as capital adjustment and liability as of December 31, 2004 (won in millions and dollar in thousands).


 Financial                                              Fixed      Contract    Valuation loss
institution    Contract period    Floating rate (%)    rate (%)     amount     on interest swap
-----------    ---------------    -----------------    --------    --------    ----------------

IBK              2002.5~2005.5     Government bond       9.90      W100,000        W 1,496
                                     rate+1.95
KDB            2003.12~2008.11       LIBOR+3.25          7.72      $ 63,065          4,556
KDB             2004.2~2008.11       LIBOR+3.25          7.60      $138,744          9,325
KDB             2004.9~2008.11       LIBOR+3.25          6.70      $ 56,759          2,246
                                                                               ----------------
                                                                                   W17,623
                                                                               ================


(2)  Forward Exchange Contract

The Company entered into foreign currency forward contracts, relating to time deposits and syndication loan in foreign currency, with Development Bank of Singapore (DBS) and Korea Development Bank (KDB) to hedge the exposure to changes in the foreign currency exchange rate. The Company recorded W33,975 million of loss on forward exchange valuation for the years ended December 31, 2004 and W33,802 million of forward exchange contracts (current liabilities) as of December 31, 2004 (dollar in thousands).


Contract period     Fixed exchange rate      Contract amount
---------------     -------------------      ---------------

2003.12~2008.11         W1,190.00 /$           US$ 63,065
2004.2~2008.11          W1,166.20 /$              138,744
2004.9~2008.11          W1,146.70 /$               56,759
                                             ---------------
                                               US$258,568
                                             ===============


Also, the Company recorded W242 million and W343 million of gain on transaction of forward exchange contract for the years ended December 31, 2004 and 2003, respectively, and W173 million of loss on transaction of forward exchange contract for the year ended December 31, 2004.

17.  SHAREHOLDERS' EQUITY:
     ---------------------

(1)  Capital Stock

The Company has authorized 700,000,000 shares of W5,000 par value, of which 462,135,180 shares have been issued as of December 31, 2004.

(2) The changes in shareholders' equity for the year ended December 31, 2004 are as follows (amount: won in millions):


                                                                      Amount
                             --------------------------------------------------------------------------------------
                                                          Paid-in capital
                              Number of       Common       in excess of                      Capital
                                shares        stock         par value         Deficits    adjustments      Total
                             -----------    ----------    ---------------    ---------    -----------    ----------

Beginning of year            462,135,180    W2,310,676       W344,642        W(874,573)    W(22,390)     W1,758,355
Net income                             -             -              -           10,493            -          10,493
Stock options                          -             -              -                -        1,311           1,311
Gain on valuation of
  investment securities                -             -              -                -        9,599           9,599
Gain on valuation of
  investment securities
  using the equity method              -             -              -                -          202             202
Loss on valuation of
  interest swap                        -             -              -                -       (4,564)         (4,564)
                             -----------    ----------    ---------------    ---------    -----------    ----------
End of year                  462,135,180    W2,310,676       W344,642        W(864,080)    W(15,842)     W1,775,396
                             ===========    ==========    ===============    =========    ===========    ==========



18.  STOCK OPTION PLAN:
     ------------------

The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of December 31, 2004 are as follows (won in millions):

                                 Number of      Exercise
Grant Date        Employee         shares      price/share        Methods          Exercise period
----------    ---------------    ----------    -----------    ---------------   ---------------------

1999.3.1      Ex-CEO                 50,000      W 5,630      New stock issue      2002.3.1~2007.2.28
1999.10.1     Senior managers       120,000       19,910      New stock issue     2002.10.1~2007.9.30
2000.3.17     Senior managers     1,551,153       17,750      New stock issue     2003.3.18~2008.3.17
                & Employees
2004.12.16    Senior managers    19,772,890        5,000      New stock issue   2006.12.17~2007.12.16
                & Employees                                   or cash payment


The Company values stock options granted on December 16, 2004 using the fair value method (binomial option-pricing model) and in relation to the stock options granted in 2000, the Company values stock options granted based on the minimum value method (see Note 2). Total compensation expense of W16,645 million are allocated over the vesting period, and the compensation expense charged to operations for the year ended December 31, 2004 is W1,311 million and W7,227 million was recorded as capital adjustment as of December 31, 2004. Also, in relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary income (loss), net income (loss), ordinary income (loss) per share and net income (loss) per share would have been reduced as follows (won in millions, except per share amount):

                                         2004       2003
                                        ------    ---------

Ordinary income (loss)                  W9,339    W(167,081)
Net income (loss)                       W9,339    W(167,081)

Ordinary income (loss) per share        W   20    W    (520)
Net income (loss) per share             W   20    W    (520)


The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.


19.  OPERATING EXPENSES:
     -------------------

Significant accounts of operating expenses for the years ended December 31, 2004 and 2003 are as follows (won in millions):

                                                   2004           2003
                                                ----------     ----------

Salaries and wages                              W   73,248     W   64,152
Provision for severance indemnities                 10,479         10,486
Employee benefit                                    19,663         14,754
Rent                                                 5,650         14,563
Depreciation                                       438,003        424,813
Advertising                                         44,777         26,808
Ordinary research and development cost               3,960          4,891
Bad debt                                            29,296         25,573
Telecommunication equipment lease expense          139,695        165,976
Utilities                                           21,761         19,233
Maintenance                                         66,329         56,602
Selling                                                443          6,408
Sales commissions                                  182,360        199,150
Interconnection charges                            141,964        131,114
Commissions                                        105,638        100,915
Outsourcing services                                 6,833          5,951
Communications                                       8,048          9,330
Other                                               24,317         19,410
                                                ----------     ----------
                                                W1,322,464     W1,300,129
                                                ==========     ==========



20.  INCOME TAX AND DEFERRED INCOME TAXES:
     -------------------------------------

Income Tax Expense
------------------

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent in 2004. Income tax expense in 2004 and 2003 is not recognized due to the Company's accumulated operating losses.

Deferred Income Taxes
---------------------

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of December 31, 2004 and 2003 are as follows (won in millions):

                                                                  Amount
                                                          ---------------------
                                                            2004         2003
                                                          --------     --------

Accrued severance indemnities                             W 18,267     W 15,028
Loss on valuation of short-term investment securities            -          307
Provision for doubtful accounts                             57,662       37,329
Impairment loss on long-term investment securities          16,258       13,809
Accrued expenses                                               600            -
Loss on valuation of forward exchange contract              33,976            -
Investment securities using the equity method               29,898       30,560
Loss on disuse of property and equipment                    13,840       61,333
Unearned income                                             (1,998)      (6,249)
Present value discount                                      (7,746)      (1,964)
Loss on foreign currency translation                        (2,289)           -
Others                                                         697          174
                                                          --------     --------
                                                           159,165      150,327
Statutory tax rate (%)                                        27.5         29.7
                                                          --------     --------
Deferred income tax assets                                W 43,770     W 44,647
                                                          ========     ========


As of December 31, 2004 and 2003, the Company did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.


21.  RELATED PARTY TRANSACTIONS:
     ---------------------------

Significant transactions and outstanding balances with subsidiaries for the years ended and as of December 31, 2004 and 2003 are as follows (won in millions):

2004
----


                                                           Key-money
                                  Revenue     Expenses     deposits     Payables
                                  -------     --------     ---------    --------

Hanaro Realty Development &
  Management Co., Ltd.             W  183      W19,181      W1,551       W  799
Hanaro Telephone & Internet
  Information, Inc.                    13       34,457           -        3,235
Hanaro Web (n) UTV                    155        3,980         227          176
Hanaro Telecom America, Inc.            -          512           -            -
Hanaro Dream, Inc.                  6,396       26,564         636        3,660
                                  -------     --------     ---------    --------
                                   W6,747      W84,694      W2,414       W7,870
                                  =======     ========     =========    ========


2003
----

                                                           Key-money
                                  Revenue     Expenses      deposits    Payables
                                  -------     --------     ---------    --------

Hanaro Realty Development &
  Management Co., Ltd.             W  166      W20,153       W1,522      W1,775
Hanaro Telephone & Internet
  Information, Inc.                   106       28,881          102       1,958
Hanaro Web (n) TV                     150        3,153          223           9
Hanaro Telecom America, Inc.            -        7,525            -         623
Dreamline Corporation               3,368        8,646        1,404         469
Hanaro Dream, Inc.                  6,013       20,198          583       2,574
                                  -------     --------     ---------    --------
                                   W9,803      W88,556       W3,834      W7,408
                                  =======     ========     =========    ========


22.  COMMITMENTS AND CONTINGENCIES:
     -----------------------------

(1) The Company has been provided US$1,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2) The Company has provided three blank promissory notes as collateral to KDB Capital Corp. and LG Card Services Corp. in connection with its borrowings and lease agreements.

(3) The Company has entered into the network supply agreements for the right to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments with Seoul Metropolitan Subway Corporation, Seoul Metropolitan Rapid Transit Corp., Powercomm Corp., Dacom Corp., KEPCO, Dreamline Corp. and others, and the related rental expenditure is recorded as telecommunication equipment lease expenses.



23.  4th QUARTER'S FINANCIAL INFORMATION:
     ------------------------------------

The Company's financial information for the three-month periods ended December 31, 2004 and 2003 are as follows (won in millions, except per share amount).

                                     2004        2003
                                   --------    ---------

Operating revenue                  W365,622    W 349,165
Net income (loss)                       523     (103,673)
Net income (loss) per share               1         (274)



24.  SUPPLEMENTARY INFORMATION FOR COMPUTATION OF VALUE ADDED:
     ---------------------------------------------------------

The accounts and amounts needed for calculation of value added for the years ended December 31, 2004 and 2003 are as follows (won in millions):

                                             2004          2003
                                           --------     ---------

Ordinary income (loss)                     W 10,493     W(165,336)
Salaries and wages                           80,385        74,880
Provisions for severance indemnities         11,499        12,276
Employee benefits                            20,852        16,991
Interest, net                                82,736       121,108
Rent                                          5,650        14,574
Taxes and dues                                5,981         7,395
Depreciation                                438,305       425,430
                                           --------     ---------
                                           W655,901     W 507,318
                                           ========     =========



25.  SEGMENT INFORMATION:
     --------------------

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the years ended December 31, 2004 and 2003 is as follows (won in millions):

                                                                 Broadband
             2004                     Voice      Leased Line      Service        Others        Total
------------------------------       --------    -----------     ----------     --------     ----------

Operating revenue                    W291,280      W39,717       W  985,428     W120,060     W1,436,485
Operating income (loss)               (23,552)       2,775          150,977      (16,179)       114,021
Tangible and intangible assets        452,215       66,963        1,627,321      270,453      2,416,952
Depreciation and amortization          49,710        8,889          323,676       55,728        438,003


                                                                 Broadband
             2003                     Voice      Leased Line      Service        Others        Total
------------------------------       --------    -----------     ----------     --------     ----------
Operating revenue                    W249,041      W37,992       W  982,693     W105,610     W1,375,336
Operating income (loss)                (8,577)       4,986          118,937      (40,139)        75,207
Tangible and intangible assets        558,446       16,652        1,743,778      272,552      2,591,428
Depreciation and amortization          60,298        5,657          315,208       43,650        424,813



26.  EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE:
     -------------------------------------------

(1) The Company issued foreign bonds of US$ 500,000,000 with maturity of 7 years at annual interest rate of 7.00% on February 1, 2005 for the repayment of existing debt and the acquisition of Korea Thrunet Co., Ltd. ("Thrunet").

(2) At the board of directors' meeting on February 3, 2005, the Company resolved to acquire Thrunet's newly issued stocks of W248,100 million (99,240,000 shares, W2,500 per share) and corporate bonds of W223,290 million.